UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2022
Date: April 17, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Octavius Oky Prakarsa ---------------------------------------------------- (Signature) Octavius Oky Prakarsa VP Investor Relations

DISCLOSURE OF INFORMATION IN CONNECTION WITH THE PLAN TO REPURCHASE SHARES

THIS DISCLOSURE OF INFORMATION IS MADE AND INTENDED TO SHAREHOLDERS OF THE COMPANY AND THE PUBLIC IN ORDER TO COMPLY WITH THE PROVISION OF FINANCIAL SERVIVES AUTHORITY REGULATION NO. 29 OF 2023 ON SHARE BUYBACKS ISSUED BY PUBLIC COMPANIES.

PT Telekomunikasi Indonesia (Persero) Tbk (“Company”)

Main Business Activities:

Provision of telecommunications and informatics networks and services,

and optimizing the use of existing resources Persero Company.

Head Office: Graha Merah Putih Jl. Japati No. 1 Bandung West Java, Indonesia - 40133 Telephone: (022) 4526417	Operational Office: Telkom Landmark Tower, Jl. General Gatot Subroto Kav. 52, South Jakarta, Indonesia - 12710 Telephone: (021) 5215109
Email : investor@telkom.co.id Website : www.telkom.co.id

THIS INFORMATION DISCLOSURE IS IMPORTANT TO BE READ AND CONSIDERED BY THE COMPANY'S SHAREHOLDERS REGARDING THE SHARES BUYBACK PLAN. THE BOARD OF DIRECTORS AND BOARD OF COMMISSIONERS OF THE COMPANY, BOTH INDIVIDUALLY AND COLLECTIVELY, ASSUME FULL RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF THE INFORMATION DISCLOSED IN THIS DISCLOSURE OF INFORMATION. AFTER CONDUCTING A THOROUGH REVIEW, THE BOARD OF DIRECTORS AND BOARD OF COMMISSIONERS OF THE COMPANY AFFIRM THAT THE INFORMATION CONTAINED IN THIS DISCLOSURE OF INFORMATION IS TRUE AND THAT NO MATERIAL AND RELEVANT FACTS HAVE BEEN OMITTED OR WITHHELD IN A MANNER THAT WOULD RENDER THE INFORMATION PROVIDED IN THIS DISCLOSURE OF INFORMATION UNTRUE AND/OR MISLEADING.

IF YOU FIND IT DIFFICULT TO UNDERSTAND THE INFORMATION CONTAINED IN THIS DISCLOSURE OR HAVE DOUBTS IN MAKING A DECISION, YOU SHOULD CONSULT WITH YOUR SECURITIES BROKER, INVESTMENT MANAGER, LEGAL ADVISOR, PUBLIC ACCOUNTANT OR OTHER PROFESSIONAL ADVISOR.

This Information Disclosure is issued on April, 17 2025 Board of Directors

E
INFORMATION TO THE SHAREHOLDERS

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“Company”) plans to buyback the Company's shares that have been issued and listed on the Indonesia Stock Exchange (“Stock Exchange”) (“Shares Buyback”) in accordance with the Financial Services Authority (“OJK”) Regulation No. 29 of 2023 on Share Buybacks Issued by Public Companies (“POJK 29/2023”).

The total value of the Shares Buyback is estimated up to Rp3,000,000,000,000.00 (three trillion Rupiah). The Shares Buyback can be conducted through the Stock Exchange or outside the Stock Exchange, either gradually or all at once.

ESTIMATED TIMELINE OF SHARES BUYBACK
The company will conduct the Shares Buyback within a maximum period of 1 (one) year from the date of AGMS that approves the agenda, with the implementation schedule as follows:
No.	Description	Date
1.	Disclosure of Information Announcement via Stock Exchange website and the Company’s website	17 April 2025
2.	Estimated date of GMS	27 May 2025
3.	Estimated Shares Buyback Period	28 May 2025 – 27 May 2026.

ESTIMATED TOTAL NOMINAL VALUE OF SHARES AND SHARES BUYBACK COSTS

The estimated allocation of funds to be used for the Company’s Shares Buyback is planned at a maximum of Rp3,000,000,000,000.00 (three trillion Rupiah), including Shares Buyback costs, brokerage commissions and other costs related to the Shares Buyback.

The number of shares to be repurchased in the Shares Buyback implementation is not any higher than 10% (ten percent) of the Company’s issued and paid-up capital in accordance with the prevailing laws and regulations.

The Free Float Shares after the Shares Buyback will not be lower than 7,5% (seven and a half percent) of the total listed shares in accordance with prevailing laws and regulations.

EXPLANATION, CONSIDERATIONS, AND REASONS TO CARRY OUT SHARES BUYBACK

Through this Shares Buyback program, the Company aims to strengthen confidence in the long-term value and prospects of the Company. This step is taken as an effort to maintain harmony between market conditions and the Company's fundamentals, as well as maintaining the trust of stakeholders in the Company's efforts to support sustainable growth.

ESTIMATED DECREASE IN COMPANY REVENUE DUE TO THE SHARES BUYBACK AND IMPACT ON COMPANY FINANCING COSTS

Assuming the Company uses its internal cash for the Shares Buyback in a maximum amount of Rp3,000,000,000,000.00 (three trillion Rupiah) then the asset and equity will decrease in a maximum amount of Rp3,000,000,000,000.00 (three trillion Rupiah) including the cost of Shares Buyback, and this Shares Buyback transaction must not affect the income of the Company.

The Company believes that the implementation of the Shares Buyback transaction shall not give a material adverse effect to the business activities of the Company considering the Company has sufficient working capital and cash flow to finance the transaction along with the business activities of the Company.

EARNINGS PER SHARE PROFORMA AFTER THE EXECUTION OF SHARES BUYBACK PLAN

The following is the proforma of the Consolidated Financial Statement as of 30 September 2024 by taking into account the finance of all Shares Buyback program in a maximum amount of Rp3,000,000,000,000.00 (three trillion Rupiah) including the transaction fees (the brokerage fees and other fees) in connection with the Shares Buyback transaction:

Remarks	Financial Statements for the Nine Months Period Ended September 30, 2024
	Before Share Buyback	Impact	After Share Buyback
Total Assets (IDR billion)	285,134	(3,000)	282,134
Total Equity (IDR billion)	154,351	(3,000)	151,351
Current Period Earnings that May Be Attributed to the Holder of Parent Entity (IDR billion)	17,675	-	17,675
Earnings per Share (IDR)	178.42	-	178.42

Assumption:

The total shares buy back is in the maximum amount of 10% from the total paid up share. Brokerage Fee and other fee are not significantly affected the Profit – Loss of the Company, and therefore those fees are omitted from the above projections.

The above analysis indicates that there are no significant changes from the Shares Buyback to the Company financial indicator.

SHARE PRICE LIMITATION FOR SHARES BUYBACK

The Shares Buyback will be performed at the best and fairest price as determined by the Company’s management of the while complying with POJK 29/2023 namely:

1.
The offer price for Buyback must be lower or equal to the previous transaction price.
2.
Buyback will be carried out at a price that is considered good and reasonable.

SHARES BUYBACK PERIOD LIMITATION

The Shares Buyback period will be conducted and completed a maximum period of 1 (one) years from the date of AGMS that approves the agenda of share buyback. The Company may stop the Share Buyback at any time for this following reason:

1.
The Company has reached the Share Buyback Target;
2.
1 (one) years period has ended;
3.
The budget that are allocated by the Company has been exhausted; or
4.
The Company decided to stop the Share Buyback if needed.

METHOD TO BE USED FOR BUYBACK

The Shares Buyback may be conducted in stages or all at once, either through or outside the Stock Exchange.

If the Shares Buyback is conducted through the Stock Exchange, the transactions are carried out by 1 (one) member of the Stock Exchange.

MANAGEMENT DISCUSSION AND ANALYSIS REGARDING THE IMPACT OF SHARES BUYBACK ON COMPANY'S BUSINESS ACTIVITIES AND FUTURE GROWTH

1.
Company’s revenue is not expected to be decreased due to the Shares Buyback implementation.
2.
The Shares Buyback is expected to have a minimum impact on the cost of the Company’s financing which will reduce the Company's Assets and Equity by the Shares Buyback amount. If the Company uses the entire budget reserved for the Shares Buyback to the maximum amount, the total Assets and Equity will decrease by a maximum of Rp3,000,000,000,000.00 (three trillion Rupiah).
3.
The Company believes that the implementation of the Shares Buyback will not have a material negative impact on the business activities and growth of the Company, because the Company currently has sufficient capital and cash flow to conduct and finance all business activities, business development activities, operational activities and Shares Buyback.

SOURCE OF FUNDS FOR THE SHARES BUYBACK IMPLEMENTATION

The source of funds for the Shares Buyback comes from the optimization of the Company's cash. This source of funds not derived from a public offering, nor from loans or debt in any form, and thus does not significantly affect the Company's financial ability to meet maturing obligations. This ensures compliance with the provisions of POJK 29/2023.

OTHER INFORMATION

1.
Treasury shares do not carry voting rights, are not considered in determining the quorum at the GMS, and are not entitled to dividends.
2.
Referring to Article 43 of POJK 29/2023, the following parties:
a.
Members of the board of commissioners, members of the board of directors, employees, and the Company's principal shareholders;
b.
Individuals who, due to their position, profession, or business relationship with the Company, have access to insider information; or
c.
Parties who, within the past 6 (six) months, were previously classified under points (a) or (b).

are prohibited from trading the Company's shares on the same day as the Shares Buyback or sale of shares resulting from Shares Buyback conducted by the Company through the Stock Exchange